UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Ready Mix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

755747102
(CUSIP Number)

Insight Equity Holdings LLC c/o Insight Equity Management Company LLC 1400 Civic Place, Suite 250 Southlake, TX 76092 Attn: Connor Searcy (817) 488-7775
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

with copies to:

Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4000

February 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Meadow Valley Parent Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Meadow Valley Solutions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Meadow Valley Resources LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Meadow Valley Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Insight Equity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Insight Equity GP I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Bradley E. Larson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Kenneth D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 755747102	13D

1.	NAMES OF REPORTING PERSONS Robert W. Bottcher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (“Ready Mix” or the “Issuer”), a Nevada corporation.  The Issuer’s principal executive offices are located at 4602 East Thomas Road, Phoenix, Arizona 85018.

Item 2.  Identity and Background.

This Schedule is being filed by Meadow Valley Parent Corp. (f/k/a Phoenix Parent Corp.), a Delaware corporation, Meadow Valley Solutions LLC, a Delaware limited liability company (“Meadow Valley Solutions”), Meadow Valley Resources LLC, a Texas limited liability company (“Meadow Valley Resources”), Meadow Valley Holdings LLC, a Texas limited liability company (“Meadow Valley Holdings”), Insight Equity I LP, a Delaware limited partnership (“Insight Equity”), Insight Equity GP I LP, a Delaware limited partnership (“Insight Equity GP”), Insight Equity Holdings I LLC, a Delaware limited liability company (“Insight Equity Holdings I”), Insight Equity Holdings LLC, a Texas limited liability company (“Insight Equity Holdings”), Bradley E. Larson, a citizen of the United States of America, Kenneth D. Nelson, a citizen of the United States of America, and Robert W. Bottcher, a citizen of the United State of America (collectively, the “Reporting Persons”). 1  The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 4, 2009, a copy of which is attached as Exhibit 99.1 hereto.  In this Schedule, the Reporting Persons use the term “directors” to refer to both the directors of a corporation and the managers of a limited liability company.

The principal business address of each of Meadow Valley Parent Corp., Meadow Valley Solutions, Meadow Valley Resources, Meadow Valley Holdings, Insight Equity, Insight Equity GP, Insight Equity Holdings I and Insight Equity Holdings is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The principal business address of each of Bradley E. Larson, Kenneth D. Nelson and Robert W. Bottcher is c/o Meadow Valley Corporation, 4602 East Thomas Road, Phoenix, Arizona 85018.

Meadow Valley Parent Corp. was formed solely for the purposes of entering into the merger agreement described in Item 4 of this Schedule and consummating the transactions contemplated by the merger agreement.  Meadow Valley Parent Corp. has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Meadow Valley Parent Corp. is set forth on Schedule A attached hereto and incorporated herein by reference.

Meadow Valley Solutions owns 100% of Meadow Valley Parent Corp.  Meadow Valley Solutions was formed solely for the purpose of consummating the transactions contemplated by the merger agreement (as described in Item 4 of this Schedule) and has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Meadow Valley Solutions is set forth on Schedule A attached hereto and incorporated herein by reference.

Meadow Valley Holdings owns 100% of Meadow Valley Solutions.  Meadow Valley Holdings was formed solely for the purpose of consummating the transactions contemplated by the merger agreement (as described in Item 4 of this Schedule) and has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.  The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Meadow Valley Holdings is set forth on Schedule A attached hereto and incorporated herein by reference.

Meadow Valley Resources, together with Bradley E. Larson, Kenneth D. Nelson, Robert W. Bottcher and certain other investors, own 100% of Meadow Valley Holdings.  Meadow Valley Resources was formed solely for the purpose of consummating the transactions contemplated by the merger agreement (as described in Item 4 of this Schedule) and has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.  Insight Equity, Insight Equity (Tax-Exempt) I LP, Insight Equity (Cayman) I LP and Insight Equity (Affiliated Coinvestors) I LP, collectively, own 100% of Meadow Valley Resources.

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

Insight Equity is a Delaware limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments.  Insight Equity GP, a Delaware limited partnership, acts as the sole general partner of Insight Equity.  Insight Equity Holdings I, a Delaware limited liability company, acts as the sole general partner of Insight Equity GP.

Insight Equity (Tax-Exempt) I LP, a non-Reporting Person, is a Delaware limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments.  Insight Equity GP acts as the sole general partner of Insight Equity (Tax-Exempt) I LP, and Insight Equity Holdings I acts as the sole general partner of Insight Equity GP.

Insight Equity (Cayman) I LP, a non-Reporting Person, is a Cayman Islands exempted limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments.  Insight Equity (Cayman) GP I Ltd., a Cayman Islands limited company, acts as the sole general partner of Insight Equity (Cayman) I LP.

Insight Equity (Affiliated Coinvestors) I LP, a non-Reporting Person, is a Delaware limited partnership formed for the purposes of investing in equity, equity-related and similar securities or instruments. Insight Equity (Affiliated Coinvestors) GP I LLC, a Delaware limited liability company, acts as the sole general partner of Insight Equity (Affiliated Coinvestors) I LP.

Insight Equity (Cayman) GP I Ltd., a non-Reporting Person, is 100% owned by Insight Equity GP, and Insight Equity Holdings I acts as the sole general partner of Insight Equity GP.

Insight Equity Holdings I is 100% owned by Insight Equity LP, a Texas limited partnership and a non-Reporting Person.  Insight Equity Holdings, a Texas limited liability company, acts as the sole general partner of Insight Equity LP.

The name, citizenship, present principal occupation or employment and business address of each director, executive officer or controlling person of each of Meadow Valley Resources, Insight Equity Holdings I, Insight Equity Holdings, Insight Equity (Affiliated Coinvestors) GP I LLC and Insight Equity (Cayman) I GP Ltd. is set forth on Schedule A attached hereto and incorporated herein by reference.

Insight Equity (Tax Exempt) I LP, Insight Equity (Cayman) I LP, Insight Equity (Affiliated Coinvestors) I LP, Insight Equity (Cayman) GP I Ltd., Insight Equity (Affiliated Coinvestors) GP I LLC and Insight Equity LP are referred to collectively in this Schedule as the “Insight Non-Reporting Affiliates.”

The present principal occupation of Bradley E. Larson is Chief Executive Officer of Meadow Valley Corporation and Chief Executive Officer of the Issuer.  The present principal occupation of Kenneth D. Nelson is Chief Administrative Officer of Meadow Valley Corporation and Vice President of the Issuer.  The present principal occupation of Robert W. Bottcher is Arizona Area President of Meadow Valley Contractors, Inc., a Nevada corporation and a wholly-owned subsidiary of Meadow Valley Corporation.

During the last five years, none of the Reporting Persons, the Insight Non-Reporting Affiliates nor any person listed on Schedule A hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Common Stock beneficially owned by the Reporting Persons was acquired incidentally in connection with the acquisition of Meadow Valley Corporation described in Item 4 of this Schedule.

The total amount of financing required to complete the acquisition of Meadow Valley Corporation described in Item 4 of this Schedule and to pay related fees and expenses was approximately $74 million.  The acquisition was funded by a combination of (i) an equity contribution by each of Insight Equity, Bradley E. Larson, Kenneth D. Nelson, Robert W. Bottcher and certain other investors and (ii) debt financing.  The shares of Common Stock that were acquired incidentally in connection with the acquisition of Meadow Valley Corporation were pledged as security for a portion of the debt financing pursuant to a Pledge Agreement, dated February 2, 2009, made by Meadow Valley Parent Corp. in favor of LBC Credit Partners II, L.P., as agent.  A copy of the Pledge Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Additional information regarding the financing of the acquisition of Meadow Valley Corporation described in Item 4 of this Schedule is set forth in the definitive proxy statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 5, 2008.

Item 4.  Purpose of Transaction.

On July 28, 2008, Meadow Valley Corporation, a Nevada corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Meadow Valley Parent Corp. (f/k/a Phoenix Parent Corp.) and Phoenix Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Meadow Valley Parent Corp. (“Merger Sub”).  A description of the Merger Agreement is set forth in the definitive proxy statement on Schedule 14A filed by Meadow Valley Corporation with the Securities and Exchange Commission on December 5, 2008.  The Merger Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.  Phoenix Parent Corp. changed its name to Meadow Valley Parent Corp. on December 18, 2008.

On February 2, 2009, following the receipt of stockholder approval and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, Merger Sub was merged with and into Meadow Valley Corporation (the “Meadow Valley Merger”), with Meadow Valley Corporation continuing as the surviving corporation (the “Surviving Entity”).  As of the effective time of the Meadow Valley Merger, all of the shares of Common Stock held by Meadow Valley Corporation were acquired by the Surviving Entity.  At the effective time of the Meadow Valley Merger, the board of directors of the Surviving Entity authorized a dividend of the shares of Common Stock held by the Surviving Entity to Meadow Valley Parent Corp.

This Schedule is filed to report the acquisition of beneficial ownership of 2,645,212 shares of Common Stock by Meadow Valley Parent Corp., Meadow Valley Solutions, Meadow Valley Resources, Meadow Valley Holdings, Insight Equity, Insight Equity GP, Insight Equity Holdings I and Insight Equity Holdings as a result of the Meadow Valley Merger.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule or such as would occur in connection with any of the proposals discussed in this Schedule.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested by the Reporting Persons, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, purchasing additional shares of Common Stock or other securities of the Issuer, communicating with the Issuer or other investors or conducting a proxy solicitation with respect to matters involving the Issuer.  The Reporting Persons are considering various strategies to increase the value of the Reporting Persons’ investment in the Issuer, including proposals to effect certain corporate governance changes at the Issuer, a merger or sale of the Issuer (stock or asset), a tender offer, a going private transaction or other extraordinary transaction.  The Reporting Persons are also evaluating their options with respect to proposals they may make at the Issuer’s next annual meeting of shareholders or the possibility of calling a special meeting of shareholders.

Item 5.  Interest in Securities of the Issuer.

(a) - (b)  As of February 2, 2009, the Reporting Persons may be deemed to beneficially own the following shares of Common Stock, with the voting and dispositive power indicated:

	Beneficial Ownership		Voting Power		Dispositive Power
Reporting Person	Aggregate	Percentage	Sole	Shared	Sole	Shared

Meadow Valley Parent Corp.	2,645,212	69.4%	0	2,645,212	0	2,645,212
Meadow Valley Solutions LLC	2,645,212	69.4%	0	2,645,212	0	2,645,212
Meadow Valley Holdings LLC	2,645,212	69.4%	0	2,645,212	0	2,645,212
Meadow Valley Resources LLC	2,645,212	69.4%	0	2,645,212	0	2,645,212
Insight Equity I LP	2,645,212	69.4%	0	2,645,212	0	2,645,212
Insight Equity GP I LP	2,645,212	69.4%	0	2,645,212	0	2,645,212
Insight Equity Holdings I LLC	2,645,212	69.4%	0	2,645,212	0	2,645,212
Insight Equity Holdings LLC	2,645,212	69.4%	0	2,645,212	0	2,645,212
Bradley E. Larson(1)	13,416	0.4%	13,416	0	13,416	0
Kenneth D. Nelson(2)	14,416	0.4%	14,416	0	14,416	0
Robert W. Bottcher	500	0.0%	500	0	500	0

(1)	Consists of vested options to purchase 6,750 shares of Common Stock with an exercise price of $11.00 and vested options to purchase 6,666 shares of Common Stock with an exercise price of $10.35.

(2)	Includes vested options to purchase 6,750 shares of Common Stock with an exercise price of $11.00 and vested options to purchase 6,666 shares of Common Stock with an exercise price of $10.35.

(c)  The Reporting Persons have effected the following transactions in the Common Stock in the past 60 days: on February 2, 2009, in connection with the Meadow Valley Merger, Meadow Valley Parent Corp. (f/k/a Phoenix Parent Corp.) received 2,645,212 shares of the Common Stock in the form of a dividend from the Surviving Entity.

(d)  Except with respect to the shares of Common Stock that were pledged as security pursuant to a Pledge Agreement, dated February 2, 2009, made by Meadow Valley Parent Corp. in favor of LBC Credit Partners II, L.P., as agent, the Reporting Persons hold all rights associated with its shares of the Common Stock, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

To the knowledge of the Reporting Persons and except as described in this Item 5, none of the Insight Non-Reporting Affiliates beneficially owns any shares of Common Stock.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by any of the Insight Non-Reporting Affiliates that it is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule is incorporated by reference to this Item 6.  Except as otherwise described in this Schedule, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2 hereof and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares, other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 4, 2009.

Exhibit 99.2	Pledge Agreement, dated February 2, 2009, made by Meadow Valley Parent Corp. in favor of LBC Credit Partners II, L.P., as agent.

Exhibit 99.3
Agreement and Plan of Merger, dated July 28, 2008, by and among Meadow Valley Corporation, Phoenix Parent Corp. (n/k/a Meadow Valley Parent Corp.) and Phoenix Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meadow Valley Corporation on July 28, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2009

MEADOW VALLEY PARENT CORP.

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chairman of the Board

MEADOW VALLEY SOLUTIONS LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chairman of the Board

MEADOW VALLEY HOLDINGS LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chairman of the Board

MEADOW VALLEY RESOURCES LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chairman of the Board

INSIGHT EQUITY I LP

By:	Insight Equity GP I LP
By:	Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chief Executive Officer

INSIGHT EQUITY GP I LP

By:	Insight Equity Holdings I LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chief Executive Officer

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chief Executive Officer

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Ted W. Beneski
Name: Ted W. Beneski
Title: Chief Executive Officer

BRADLEY E. LARSON

/s/ Bradley E. Larson

KENNETH D. NELSON

/s/ Kenneth D. Nelson

ROBERT W. BOTTCHER

/s/ Robert W. Bottcher

SCHEDULE A

Executive Officers and Directors of Meadow Valley Parent Corp.

The name, position, present principal occupation or employment and citizenship of each officer and director of Meadow Valley Parent Corp. is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The business address of each of Bradley E. Larson, Kenneth D. Nelson and David D. Doty is c/o Meadow Valley Corporation, 4602 East Thomas Road, Phoenix, Arizona 85018.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board and President	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Vice Chairman of the Board, Managing Director, Secretary, Vice President and Director	Chief Operating Officer and Managing Director of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Conner Searcy	Executive Director, Treasurer and Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Chris Zugaro	Vice President and Director	Associate of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Bradley E. Larson	Chief Executive Officer	Chief Executive Officer of Meadow Valley Corporation and Chief Executive Officer of Ready Mix, Inc.	U.S.A.

Kenneth D. Nelson	Chief Administrative Officer	Chief Administrative Officer of Meadow Valley Corporation and Vice President of Ready Mix, Inc.	U.S.A.

David D. Doty	Chief Financial Officer	Chief Financial Officer of Meadow Valley Corporation	U.S.A.

Executive Officers and Directors of Meadow Valley Solutions LLC

The name, position, present principal occupation or employment and citizenship of each officer of Meadow Valley Solutions LLC, which owns 100% of Meadow Valley Parent Corp. is set forth below.  Meadow Valley Solutions LLC is a member managed limited liability company and Meadow Valley Holdings LLC is its sole member. The business address of each of Ted W. Beneski, Victor L. Vescovo, Conner Searcy and Chris Zugaro is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The business address of each of Bradley E. Larson, Kenneth D. Nelson and David D. Doty is c/o Meadow Valley Corporation, 4602 East Thomas Road, Phoenix, Arizona 85018.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board and President	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Vice Chairman of the Board, Managing Director, Secretary and Vice President	Chief Operating Officer and Managing Director of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Conner Searcy	Executive Director and Treasurer	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Chris Zugaro	Vice President	Associate of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Bradley E. Larson	Chief Executive Officer	Chief Executive Officer of Meadow Valley Corporation and Chief Executive Officer of Ready Mix, Inc.	U.S.A.

Kenneth D. Nelson	Chief Administrative Officer	Chief Administrative Officer of Meadow Valley Corporation and Vice President of Ready Mix, Inc.	U.S.A.

David D. Doty	Chief Financial Officer	Chief Financial Officer of Meadow Valley Corporation	U.S.A.

Executive Officers and Directors of Meadow Valley Holdings LLC

The name, position, present principal occupation or employment and citizenship of each officer and director of Meadow Valley Holdings LLC, which owns 100% of Meadow Valley Solutions LLC, is set forth below.  The business address of each of Ted W. Beneski, Victor L. Vescovo, Conner Searcy and Chris Zugaro is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.  The business address of each of Bradley E. Larson, Kenneth D. Nelson and David D. Doty is c/o Meadow Valley Corporation, 4602 East Thomas Road, Phoenix, Arizona 85018.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board and Manager	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director and Manager	Chief Operating Officer and Managing Director of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Conner Searcy	Executive Director and Manager	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Chris Zugaro	Vice President and Manager	Associate of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Bradley E. Larson	Chief Executive Officer and Manager	Chief Executive Officer of Meadow Valley Corporation and Chief Executive Officer of Ready Mix, Inc.	U.S.A.

Kenneth D. Nelson	Chief Administrative Officer and Manager	Chief Administrative Officer of Meadow Valley Corporation and Vice President of Ready Mix, Inc.	U.S.A.

David D. Doty	Chief Financial Officer	Chief Financial Officer of Meadow Valley Corporation	U.S.A.

Executive Officers and Directors of Meadow Valley Resources LLC

The name, position, present principal occupation or employment and citizenship of each officer and director of Meadow Valley Resources LLC, which owns 100% of Meadow Valley Holdings LLC, is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chairman of the Board and Manager	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Managing Director and Manager	Chief Operating Officer and Managing Director of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Conner Searcy	Executive Director	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Executive Officers and Directors of Insight Equity Holdings I LLC, Insight Equity Holdings LLC, Insight Equity (Affiliated Coinvestors) GP I LLC and Insight Equity (Cayman) I GP Ltd.

The name, position, present principal occupation or employment and citizenship of the officers and directors of each of Insight Equity Holdings I LLC, Insight Equity Holdings LLC, Insight Equity (Affiliated Coinvestors) GP I LLC and Insight Equity (Cayman) I GP Ltd. is set forth below.  The business address of each person listed below is c/o Insight Equity Management Company LLC, 1400 Civic Place, Suite 250, Southlake, Texas 76092.

Name	Position	Present Principal Occupation or Employment	Citizenship

Ted W. Beneski	Chief Executive Officer and Managing Partner	Chief Executive Officer and Managing Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Victor L. Vescovo	Chief Operating Officer and Managing Director	Chief Operating Officer and Managing Director of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

Conner Searcy	Partner	Partner of Insight Equity Holdings LLC and its related investment funds and management company.	U.S.A.

A-4